Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-165286

SUPPLEMENT NO. 2
Dated August 23, 2010
to the Prospectus dated May 1, 2010
for the TIAA Real Estate Account

Effective March 31, 2011, TIAA will limit the ability of participants to transfer funds into the TIAA Real Estate Account (the “Account”). Specifically, individual participants will be limited from making internal transfers into their Account accumulation if, after giving effect to such transfer, the total value of such participant’s Account accumulation (under all contracts issued to such participant) would exceed $150,000.

This limitation does not apply to most types of premium contributions, and it also does not apply to systematic transfers, automatic rebalancing activity, transactions arising from a TIAA sponsored advice product or service and Transfer Payout Annuity payments directed to the Account. A participant will not be required to reduce his or her accumulation to a level at or below $150,000 if the total value of the participant’s Account accumulation under all contracts exceeds $150,000.

This limitation will impact participants with contracts issued in the jurisdictions which have approved the limitation. As of the date of this prospectus supplement, a majority of (but not all 50) states plus the District of Columbia, Puerto Rico and the U.S. Virgin Islands have approved this limitation. When and to the extent a jurisdiction approves this limitation, participants with contracts issued in that jurisdiction will be mailed appropriate contract or endorsement forms detailing the limitation and the effective date thereof. The effective date of the limitation may be later than March 31, 2011, to the extent the contract or endorsement form so indicates. Participants should read carefully both the remainder of this prospectus supplement as well as the contract or endorsement form. These materials contain important details on the specific types of internal transfers which will be limited.

As a result of this limitation, the following changes are made to the Account’s prospectus:

The following text is inserted as the new second full paragraph on page 11 of the prospectus:

          In addition, effective March 31, 2011 (or such later date as indicated in the contract or endorsement form), individual participants with contracts issued in certain jurisdictions will be limited from making internal transfers into their Account accumulation if, after giving effect to such transfer, the total value of such participant’s Account accumulation (under all contracts issued to such participant) would exceed $150,000. See “How to Transfer and Withdraw Your Money” beginning on page 107.

Also, the word “Possible” in the heading “Possible Restrictions on Premiums and Transfers to the Account” on page 111 of the prospectus is deleted.

In addition, the following text is inserted as the new second, third and fourth paragraphs on page 111 of the prospectus under the section entitled “How to Transfer and Withdraw Your Money —Restrictions on Premiums and Transfers to the Account”:

          Effective March 31, 2011 (or such later date as indicated in the contract or endorsement form), individual participants will be limited from making internal transfers into their Account accumulation if, after giving effect to such transfer, the total value of such participant’s Account accumulation (under all contracts issued to such participant) would exceed $150,000. This limitation impacts those participants with contracts issued in the jurisdictions which have approved the limitation. When and to the extent a jurisdiction approves this limitation, we will mail participants appropriate contract or endorsement forms detailing the limitation and the effective date thereof. These contract or endorsement forms will contain important details with respect to this limitation.

          Under this limitation, an internal transfer means the movement (or attempted movement) of accumulations from any of the following to the Account:

•	a TIAA traditional annuity accumulation,
•	an Account accumulation,
•	a companion CREF certificate,
•	an Investment Account accumulation, and
•	any other funding vehicle accumulation which is administered by TIAA or CREF on the same record-keeping system as the contract.

The following transfers are currently not subject to this limitation:

•	systematic transfers,
•	automatic rebalancing activity,
•	any transaction arising from a TIAA-sponsored advice product or service, and
•	Transfer Payout Annuity payments directed to the Account.

This limitation does not apply to most types of premium contributions.

          A transfer which cannot be applied pursuant to this limitation, along with any other attempted movements of funds submitted as part of a noncompliant transfer request into the Account, will be rejected in its entirety and therefore the funds that were to be transferred will remain in the investment option from which the transfer was to be made. The Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. A participant will not be required to reduce his or her accumulation to a level at or below $150,000 if the total value of the participant’s Account accumulation under all contracts exceeds $150,000. TIAA reserves the right in the future to modify the nature of this limitation and to include categories of transactions associated with services that may be introduced in the future.

This prospectus supplement should be read in conjunction with the TIAA Real Estate Account’s prospectus, dated May 1, 2010, as supplemented to date, which we collectively refer to as the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

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